UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Form 10-SB/A

               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934



             	         MAS Acquisition XII Corp.
               (Name of Small Business Issuer in its charter)



                Indiana                    	      35-2074157
    (State or other jurisdiction of            (I.R.S. Employer
     incorporation or organization              Identification Number)


     1710 E. Division St., Evansville, Indiana              47711
     (Address of principal executive offices)	   	  (Zip Code)

     Registrant's telephone number, including area code: (812) 479-7266



     Securities to be registered under Section 12(b) of the Act:

                                 None

     Securities to be registered under Section 12(g) of the Act:

               Common Stock, $.001 par value per share
                           (Title or class)


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                        TABLE OF CONTENTS
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                                                              Page
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PART I

ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . .     3

ITEM 2.   PLAN OF OPERATION. . . . . . . . . . . . . . . . .    8

ITEM 3.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . .   15

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . .   16

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS. . . . . . . . . . . . . . . .   17

ITEM 6.   EXECUTIVE COMPENSATION . . . . . . . . . . . . . .   21

ITEM 7.   CERTAIN RELATIONSHIP AND
          RELATED TRANSACTIONS . . . . . . . . . . . . . . .   22

ITEM 8.   DESCRIPTION OF SECURITIES. . . . . . . . . . . . .   22

PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS . . . . . . . . . . . . . .. . . . . . . .   23

ITEM 2.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . .   25

ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . .   25

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES. . . . . .   25

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS. . . . .   26

PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . .   27


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                             PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

     MAS Acquisition XII Corp. (the "Company"), was incorporated on October 7, 1996 in the State of Indiana, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Pursuant to the Articles of Incorporation, the Company is authorized to issue 80,000,000 shares of Common Stock at $.001 par value and 20,000,000 shares of Preferred Stock at $.001 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. The Preferred Stock may be divided into Series or Classes by the management of the Company upon the approval of a majority vote of the Directors of the Company. As of March 31, 1999, there are 8,519,800 shares of Common Stock and no shares of Preferred Stock outstanding.

     The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "ITEM 2 - PLAN OF OPERATION".

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. The Company has distributed shares of its common stock as gift without any cash considerations to non-U.S. persons in reliance on Regulation S. The shares of common stock distributed in reliance on Regulation S were escrowed and the Company will refuse to register any transfer of the shares, during the one year distribution compliance period. Management does not intend to undertake any other offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, Aaron Tsai, the primary shareholder of the Company, has expressed his intention that he has no plan to sell his respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company, and he has also expressed his intention not to sell his shares unless the shares are subsequently registered or if an exemption from registration is available.

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RISK FACTORS

     NO OPERATING HISTORY, REVENUE AND ASSETS. The Company has had no operating history nor any revenues or earnings from operations.
The Company has little or no tangible assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     STATE BLUE SKY REGISTRATION; RESTRICTED RESALES OF THE SECURITIES Transferability of the shares of Common Stock of the Company is very limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the reales of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until subsequent to consummation of a Business Combination, if at all.

     SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION -
NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.
While seeking a business combination, Aaron Tsai, President of the Company anticipates devoting up to ten hours per month to the business of the Company. Aaron Tsai will be the only person responsible in conducting the day to day operations of the company including searches, evaluations, and negotiations with potential merger or acquisition candidates. The Company has not entered into any written employment agreement with Aaron Tsai and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on Aaron Tsai. The loss of the services of Aaron Tsai would adversely affect development of the Company's business and its likelihood of continuing operations. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

     CONFLICTS OF INTEREST - GENERAL. Aaron Tsai may in the future participate in business ventures which could be deemed to compete directly with the Company. Aaron Tsai is serving as officer and director of a number of other blank check companies. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in the removal of Aaron Tsai and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     POTENTIAL REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, depending on the terms of merger or acquisition, may result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Section 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM 2. PLAN OF OPERATION

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

EMPLOYEES

     The Company has no full time or part time employees.  Aaron
Tsai has agreed to allocate a portion of his time to the activities of the Company, without compensation. The Company anticipate that the business plan of the Company can be implemented through the efforts of Aaron Tsai, President of the Company, devoting up to 10 hours per month to the business affairs of the Company, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

     Aaron Tsai has been and is currently involved with other "blank check" companies. Aaron Tsai may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

INDEMNIFICATION

     The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Indiana, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company. See PART II, "ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS."

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS AND EXHIBITS." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company may advertise and promote the Company in newspaper, magazines and on the Internet. The Company has not yet prepared any notices or advertisement.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, Aaron Tsai, who may not be considered a professional business analyst. Aaron Tsai, President of the Company will be the key person in the search, review and negotiation with potential acquisition or merger candidates. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officer and director, or by the Company's shareholder. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company do not expect to meet personally with management and key personnel of the business opportunity as part of their investigation due to lack of capital.
To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Aaron Tsai has limited experience in managing companies similar to the Company and shall rely upon his own efforts and, to a much lesser extent, the efforts of the Company's shareholder, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein.
Because the Company has no capital with which to pay these anticipated expenses, Aaron Tsai agreed to pay these charges with his personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.
In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

     The Company does not intend to make any loans to any prospective acquisition or merger candidates or to unaffiliated third parties. The Company may make loans only to prospective acquisition or merger candidates only when such fund is available, the Company has entered into an acquisition or merger agreement and making a loan to the acquisition or merger candidate is beneficial to the Company. The criteria that will be used in determining whether to make loans is the availability and the need of cash by the acquisition or merger candidate in order to complete the acquisition or merger. The loan may be either secured or non-secured depending on the result of negotiation and there is no limitations as to the amounts that may be loaned.

     The Company does not intends to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

YEAR 2000 ISSUE

     Year 2000 issues are not currently material to the Company's business, operations or financial condition, and the Company does not currently anticipate that it will incur any material expenses to remediate Year
2000 issues it may encounter. However, Year 2000 issues may become material to the Company following its completion of a business combination transaction. In that event, the Company will be required to adopt a plan and a budget for addressing such issues.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company currently maintains a mailing address at 1710 E. Division St., Evansville, Indiana 47711, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PRINCIPLE STOCKHOLDERS

     The following table sets forth certain information as of March 31, 1999 regarding the beneficial ownership of the Company's Common
Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

                       		 	 Number of	   Percentage of
Name and Address	       	 	Shares Owned	   Shares owned
Aaron Tsai	 	           	 8,250,000 	    96.83%
c/o MAS Financial Corp.
1710 E. Division St.
Evansville, IN 47711

All Directors & Officers   	         8,250,000          96.83%
as a group (1 person)

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning each of the Company's directors and executive officers:

     Name	    Age	      Position
     Aaron Tsai     29        Chairman of the Board, President, Chief
                              Executive Officer, and Treasurer

     Aaron Tsai has previously served as President, Chief Executive
Officer, Treasurer and a Director of the Company since inception and is serving the same positions since April, 1999. Mr. Tsai is President and Director and may hold or held other positions in the following companies since their inception, which are in parenthesis after the company names: MAS Financial Corp.(August 1995), a financial consulting and investment banking firm specializing in reverse merger transactions and provides financial advisory services to public companies, MASF.net Inc. (February 1999) is in the process of becoming a broker-dealer.
Aimex Camera Corp. (December 1996), Aimex Distributing Corp. (October 1996) and Aimex Marketing Corp. (October 1996) are in the wholesale distribution of point-and-shoot cameras and inexpensive binoculars. American Multimedia, Inc. (June 1994) is an inactive distributor of multimedia add-on peripherals for personal computers. Aimex Imaging Corp. (November 1995) is an inactive company intended to distribute multi-functional office equipments.

Aaron Tsai has previously served as President, Chief Executive Officer, Treasurer and a Director of the following companies since inception and is serving the same positions since January 1996 for MAS Acquisition VIII Corp. (October 1996), March 1999 for MAS Acquisition IX Corp. (October 1996),
March 1999 for MAS Acquisition X Corp. (October 1996), March 1999 for MAS Acquisition XI Corp. (October 1996), April 1999 for MAS Acquisition XII Corp. (October 1996), August 1999 for MAS Acquisition XIII Corp. (October 1996), August 1999 for MAS Acquisition XIV Corp. (October 1996), August 1999 for
MAS Acquisition XV Corp. (October 1996) and August 1999 for MAS Acquisition XVI Corp. (October 1996).

Aaron Tsai is serving as President, Chief Executive Officer, Treasurer and a Director of the following companies since August 1999 for the following companies: MAS Acquisition XVII Corp. (October 1996), MAS Acquisition XVIII Corp. (October 1996), MAS Acquisition IX Corp. (January 1997) and MAS Acquisition XX Corp. (January 1997).

Mr. Tsai is Vice President and Director of following two Chinese restaurants since their inception: Hunan Restaurant of Indiana, Inc. (April 1996), which has sold its restaurant operation and Hunan Restaurant of Boonville, Inc. (November 1996).

Mr. Tsai was President and Director of Aimex International Corporation, ("AIC") from April 1996 to March 1998. AIC was the holding company of American Multimedia, Inc., Aimex Imaging Corp., Aimex Camera (HK) Limited, and Aimex Capital/Finance, Ltd. AIC is currently BTC Financial Services, a non-reporting public company. Mr. Tsai was President and Director of both Aimex Camera (HK) Limited ("AHK") (May 1995) and Aimex Capital/ Finance, Ltd. (January 1996)("ACF") since their inception to December 1998. AHK was intended to be an exporter of point-and-shoot cameras from Hong Kong and ACF was intended to be a company providing financing to AIC.
Mr. Tsai has been President and Director of Multi Access Systems, Inc. (April 1993)("MASI") since inception to March 1997. MASI was intended to be a computer multimedia company. Mr. Tsai has served as President, Chief Executive Officer and a Director of Aimex Camera Inc. (November 1990) ("ACI") since inception to December 1997 and President and a Director of Auto Stack Pacific Rim Ltd. ("ASP") from January 1999 to August 1999.
ACI was an international camera company distributing worldwide, under Aimex and Rioka brands as well as under private labels, a complete line of 35mm cameras from point-and-shoot cameras and 80mm power zoom cameras. ACI was formed to market or build a patented, automated multi-level parking system licensed by Auto Stack International in Asia.

     The Officer and Director identified in above table is the Company's only promoter.

  The SEC reporting blank check companies that Aaron Tsai served or is serving as President and Director are listed in following table:

                                            File         Date
Incorporation Name            Form type    Number     of Filing(4)  Status(1)
--------------------------   -----------   -------   ------------   ---------
MAS Acquisition I Corp.       Form 10-SB   0-28772   Sep 4, 1996     Merged
MAS Acquisition II Corp.(2)      n/a         n/a         n/a         Merged
MAS Acquisition III Corp.     Form 10-SB   0-24897   Sep 16, 1998    Merged
MAS Acquisition IV Corp.(2)      n/a         n/a         n/a         Merged
MAS Acquisition V Corp.(2)       n/a         n/a         n/a         Merged
MAS Acquisition VI Corp.      Form 10-SB   0-23947   Mar 26, 1998    Merged
MAS Acquisition VII Corp.     Form 10-SB   0-25879   Apr 27, 1999(3) Merged
MAS Acquisition VIII Corp.    Form 10-SB   0-25881   Apr 27, 1999(3)   No
MAS Acquisition IX Corp.      Form 10-SB   0-25791   Apr 15, 1999(3)   No
MAS Acquisition X Corp.       Form 10-SB   0-25795   Apr 15, 1999(3)   No
MAS Acquisition XI Corp.      Form 10-SB   0-25797   Apr 15, 1999(3)   No
MAS Acquisition XII Corp.     Form 10-SB   0-25883   Apr 27, 1999(3)   No
-----------------------------------------------------------------------------
(1) Under Merger Status "Merged" represents either a merger or an acquisition has occurred or the company ceased to be a blank check company by operating a specific business and "No" represents that the company is currently seeking a merger or acquisition candidate. More detailed information for each merger is disclosed in following paragraphs.

(2) These non-reporting companies are included for information purposes only. The purpose is to show continuity because these companies are incorporated with consecutive names.

(3) The SEC has no additional comments as of the date of this filing on August 3, 1999.

(4) On the 61th day of filing, each company becomes subject to the reporting requirements under the Securities Exchange Act of 1934.

     In December 1997 MAS Acquisition I Corp. ("MAS-I") merged with Sloan Electronics, Inc. ("Sloan") and renamed to Sloan Electronics, Inc. ("SEI"). SEI is a manufacturer of electronics monitoring devices. Pursuant to the Agreement of Merger, MAS-I issued 8,227,070 shares of Common Stock in exchange for 3,561,500 shares of Common Stock of Sloan and Aaron Tsai returned 7,680,083 shares of Common Stock to MAS-I for cancellation. Subsequent to the merger, Mr. Tsai received 100,000 shares of Common Stock for consulting services provided by his company, MAS Financial Corp. SEI subsequently changed its name to Salient Cybertech, Inc. ("SCI"). Mr. Tsai currently is a non-affiliated shareholder of SCI. SCI is currently a SEC reporting company.

     In September 1997 MAS Acquisition II Corp. renamed to ThermoTek Environmental, Inc. ("TEI") and issued 900,000 shares of Common Stock and a non-interest bearing note for $25,000 to WERE International, Inc. to acquire exclusive rights to Apparatus for Converting Waste Materials to Gaseous and Char Materials, US Patent Number 5,104,490. TEI is in the business of licensing waste material recycling technology. Mr. Tsai currently is an affiliated shareholder. TEI is not currently a SEC reporting company and has never filed Form 10 or Form 10-SB.

     In March 1999 MAS Acquisition III Corp. ("MAS-III") merged with SurgiLight, Inc. ("SLI") and renamed to SurgiLight, Inc. ("SurgiLight"). SurgiLight is a manufacturer and retail operator of laser eye surgery equipments. Pursuant to the Agreement of Merger, MAS-III issued 10,394,330 shares of Common Stock for 10,394,330 shares of Common Stock of SLI and Aaron Tsai returned 7,500,000 shares of Common Stock to MAS-III for cancellation. SLI agreed to pay Mr. Tsai's company, MAS Financial Corp. $100,000 finder's fee and MAS Financial Corp. agrees to pay up to $65,000 in merger related expenses. Mr. Tsai currently is a non-affiliated shareholder of SurgiLight and may provide consulting services through MAS Financial Corp. SurgiLight is currently a SEC reporting company.

     In July 1997, MAS Acquisition IV Corp. renamed to Aimex Distributing Corp. and in July 1997, MAS Acquisition V renamed to Aimex Marketing Corp. Both Aimex Distributing Corp. and Aimex Marketing Corp. markets and distributes cameras. Currently, Aaron Tsai is President, Director and principle shareholder of these two companies. These two companies are not currently SEC reporting companies and have never filed Form 10 or Form 10-SB.

     In March 1999 MAS Acquisition VI Corp. ("MAS-VI") acquired 88.65% of CoalCorp Pty Ltd ("Coal") and renamed to Nu Energy Inc. ("NEI"). Pursuant to the Stock Exchange Agreement, MAS-VI issued 1,301,823 shares of Common Stock for 23,432,786 shares of Coal and issued 359,995 shares of Common Stock to Aaron Tsai as compensation. Mr. Tsai currently is a non-affiliated shareholder of NEI and his company, MAS Financial Corp. provides consulting services to NEI and NEI agreed to pay MAS Financial Corp. a total of $11,000. NEI is currently a SEC reporting company.

     In August 1999 MAS Acquisition VII Corp. ("MAS-VII") merged with Dimgroup, Inc. ("DIM") and renamed to Dimgroup.com Inc. ("DGI"). Pursuant to the Stock Exchange Agreement, MAS-VII issued 7,667,820 shares of Common Stock for 4,500 shares of Common Stock of DIM and Aaron Tsai returned 7,667,820 shares of Common Stock to MAS-VII for cancellation. DIM agreed to pay Aaron Tsai's company, MAS Financial Corp. a total of $135,000 in consulting fee. Mr. Tsai currently is an affiliated shareholder of DGI and will become a non-affiliated shareholder of DGI, 90 days after his resignation on August 16, 1999 as an officer/director. MAS Financial Corp. currently provides consulting services to DGI. DGI is currently a SEC reporting company.

PRIOR BLANK CHECK OFFERINGS

     Mr. Aaron Tsai was involved in a number of blank check offerings to the public, while serving as an officer and or director of following companies: On September 11, 1996, Multi Access Systems Inc. gifted 23,600 shares of its common stock in reliance on Regulation S to non-U.S. persons for the purpose of increasing the number of shareholders. On July 1, 1997
MAS Acquisition I corp. and on March 16, 1997, MAS Acquisition II Corp.,
MAS Acquisition III Corp., MAS Acquisition IV Corp., MAS Acquisition V Corp., MAS Acquisition VI Corp., MAS Acquisition VII Corp., MAS Acquisition VIII Corp., MAS Acquisition IX Corp., MAS Acquisition X Corp., MAS Acquisition
XI Corp., MAS Acquisition XIII Corp., MAS Acquisition XIV Corp., MAS Acquisition XV Corp. and MAS Acquisition XVI Corp., each gifted 3,100 shares of its common stock, respectively, in reliance on Regulation S to non-U.S. persons for the purpose of increasing the number of shareholders. On September 30, 1998, MAS Acquisition III Corp. gifted 2,070 and MAS Acquisition VI Corp. gifted 3,070 shares of its common stock, in reliance on Regulation S to non-U.S. persons for the purpose of increasing the number of shareholders.

CONFLICTS OF INTEREST

     Members of the Company's management is associated with other firms involved in a range of business activities. Consequently,there are potential inherent conflicts of interest in his acting as officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officer and director of the Company is and may in the future become shareholder, officer or director of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individual acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individual in the performance of his duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officer and director is, so long as he is officer or director of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officer and director is affiliated with both desire to take advantage of an opportunity, then said officer and director would abstain from negotiating and voting upon the opportunity. However, the officer and director may still take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

     Aaron Tsai, President of the Company will be compensated in form of shares of common stock of the Company upon completion of an acquisition or merger. It is possible that such compensation may become a factor in negotiations and present conflict of interest. Aaron Tsai will use his best efforts to resolve equitably any conflicts that might result during negotiations for an acquisition or merger.

     There are no agreements or understandings for Aaron Tsai to resign at the request of another person and that Aaron Tsai is not acting on behalf of or will act at the direction of any other person except at the time of the acquisition or merger and at the request of the controlling persons of the acquisition or merger candidate. The Company expects that the controlling persons of the acquisition or merger candidate will ask all of the current Officers and Directors to resign at the time of the acquisition or merger because they will become controlling persons of the Company.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company presently desires to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

INVESTMENT ADVISOR ACT OF 1940

     The Company is not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, the Company will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company issued 1,250 shares of Common Stock as compensation to former directors. None of the Company's current officer and/or director received any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. Aaron Tsai has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay Aaron Tsai. Further, Aaron Tsai is not accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. The management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available.
The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. Aaron Tsai may receive a finders fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

     The Company may also compensate Aaron Tsai, President of the Company between 800,000 to 1,500,000 shares of Common Stock of the Company for his services in connection with completion of an acquisition or merger. The Company does not intend to compensate any other Officers and Directors of the Company or consultants in connection with completion of an acquisition or merger.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Articles of Incorporation currently authorizes the Company to issue Eighty Million (80,000,000) shares of Common Stock at $.001 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of March 31, 1999, there are 8,519,800 shares of Common Stock outstanding.

PREFERRED STOCK

     Pursuant to the Articles of Incorporation, the Company is authorized to issue Twenty Million (20,000,000) shares of Preferred Stock at $.001 par value. The Preferred Stock may be divided into Series or Classes, with special voting rights and preferences, to be established by the management of the Company upon the approval of a majority vote of the Directors of the Company. As of March 31, 1999, there are no shares of Preferred Stock outstanding.

     If the Board of Directors authorized the issuance of shares of Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased by up to the authorized amount. Issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of other classes of Preferred Stock or holders of Common Stock. Also, Preferred Stock could have preferences over the Common Stock and other series of Preferred Stock with respect to dividends and liquidation rights.

     Upon liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any.
All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                             PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company's Common Stock has never been traded. The Company plans to apply to have its Common Stock traded on the over-the-counter market and listed on the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     As of March 31, 1999, the number of holders of the Company's Common Stock was 150.

DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.

PENNY STOCK

     Until the Company's shares qualify for inclusion in the Nasdaq system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

     Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or 2 or last 3 fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     On October 7, 1996, the Company issued 8,500,000 shares of
Common Stock to Aaron Tsai, President of the Company, for $90, which was below the par value at $.001 per common share. The
Company relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the issuance of 8,500,000 shares of Common Stock to Aaron Tsai. On January 1, 1997, the Company issued
500 shares of Common Stock and on September 30, 1998 the Company issued 750 shares of Common Stock to former directors of the Company as compensation for their services valued at $1 and $1, respectively. The Company relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the issuance of 500 shares and 750 shares of Common Stock to the former directors of the Company. All of these shares are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     On January 1, 1997, Aaron Tsai gifted 50,000 shares of Common Stock each to three former directors of the Company for a total of 150,000 shares of Common Stock. Aaron Tsai relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the transfer of the 150,000 shares. On January 1, 1997 and on January 31, 1998, Aaron Tsai gifted 50,000 shares of Common Stock each to two non-U.S. persons for a total of 100,000 shares of Common Stock as gift. Aaron Tsai relied on exemption provided by Regulation S of the Securities Act of 1933, as amended, for the transfer of 100,000 shares of Common Stock to these two non-U.S. persons. All of these shares are "restricted" shares as defined in Rule 144 and Regulation S under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, Regulation S, or otherwise, pursuant to the Act.

     All of the investors, who received securities issued in reliance on Section 4(2), are accredited investors. The Company have made avaialbe to them all corporate documents.

     On March 31, 1997, the Company completed a distribution of 7,750 shares of Common Stock, respectively, to 31 non-U.S. persons as gift. On September 30, 1998 the Company completed a distribution of 10,800 shares of Common Stock to 108 non-U.S. persons as gift. The Company relied on exemption provided by Regulation S of the Securities Act of 1933, as amended, for the issuance of 7,750 shares and 10,800 shares of Common Stock to these non-U.S. persons. All of these shares are "restricted" shares as defined by Regulation S under the Securities Act of 1933, as amended (the "Act"). Most of these shares are in escrow and may not be offered for public sale except under Regulation S, Rule 144, or otherwise, pursuant to the Act.

     Of the 8,519,800 shares of the Company's Common Stock outstanding, 8,508,250 shares are eligible for sale in the public market, subject in the case of most of such shares to comply with the volume limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

     The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, ensuring that each persons is a non-U.S. person with address in a foreign country and having each persons made representation to the Company certifying that he or she is not a U.S. person and is not acquiring the Securities for the account or benefit of a U.S.
person other than persons who purchased Securities in transactions exempt from the registration requirements of the Securities Act;
and also agrees only to sell the Securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

     Three individuals who assisted the company in the gifting of shares in reliance on Regulation S are David Guevara, Sergey Nerba and Robert Bowmer. The criteria for the selection of the giftees are that they need to be non-U.S. persons and willing to certify that they are non-U.S. persons and agree only to sell the securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

     David Guevara, Sergey Nerba and Robert Bowmer assisted the company in gifting shares to non-U.S. persons in Venezuela, Russia and U.K., respectively. None of them received compensation for the gifting of shares. They are also giftees of shares of the company.

     The Company has obligations to ensure that any state laws are not violated through the sale and resale of its securities. Aaron Tsai, President of the Company, understood and agreed that the securities of the Company issued to him are unregistered and restricted securities and may not be sold, transferred or otherwise disposed of unless registered or qualified under applicable state securities laws or an exemption therefrom is available.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Indiana, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                             PART F/S

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements of the Company are filed as part of this Report:

(1) Financial Statements 	                                Page
                Report of Independent Auditors                  F-1
                Balance Sheet as of March 31, 1999              F-2
                Statements of Operations, For the
                   Years Ended March 31, 1998 and 1999 and
                   the Period From Inception (October 7, 1996)
                   to March 31, 1999                            F-3
                Statement of Changes in Stockholders' Equity
                   For the Period From (Inception) October 7,
                   1996, through March 31, 1999                 F-4
                Statements of Cash Flows, For the
                   Years Ended March 31, 1998 and 1999, and
                   the Period From Inception (October 7, 1996)
                   to March 31, 1999                            F-5
		Notes to Financial Statements as of
                   March 31, 1999                               F-6

(2) Exhibits:

        (1)    	  Not Applicable
        (2)    	  Not Applicable
        (3.0)     Articles of Incorporation
        (3.1)  	  By-laws
        (4.0)     Specimen Common Stock Certificate
        (5)   	  Not Applicable
        (6)   	  Not Applicable
        (7)   	  Not Applicable
        (8)       Not Applicable
        (9)       Not Applicable
        (10)  	  Not Applicable
        (11)      Not Applicable
        (12)      Not Applicable
        (13)      Not Applicable
        (14)      Not Applicable
        (15)      Not Applicable
        (16)      Not Applicable
        (17)      Not Applicable
        (18)      Not Applicable
        (19)      Not Applicable
        (20)      Not Applicable
        (21)      Not Applicable
        (22)      Not Applicable
        (23)      Not Applicable
        (24)      Consent of Tubbs, & Bartnick, P.A.
                  Certified Public Accountants
        (25)      Not Applicable
        (26)      Not Applicable
        (27)      Not Applicable
        (28)      Not Applicable
        (99)      Subscription Agreement

SIGNATURES

	In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



MAS Acquisition XII Corp.



Date: August 23, 1999       By: /s/ Aaron Tsai
                            __________________________________
                            Aaron Tsai
		            President, Chief Executive Officer
                            Treasurer and Director

TUBBS & BARTNICK, P.A.
----------------------------
CERTIFIED PUBLIC ACCOUNTANTS


                     REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
MAS Acquisition XII Corp.

We have audited the accompanying balance sheet of MAS Acquisition XII Corp. (a development stage Company) as of March 31, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years ended March 31, 1998 and 1999, and the period from October 7, 1996 (date of inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAS Acquisition XII Corp. (a development stage Company) as of March 31, 1999, and the results of its operations, and its cash flows for each of the years ended March 31, 1998 and 1999, and the period from October 7, 1996 (date of inception) to March 31, 1999 in conformity with generally accepted accounting principles.



                                 /s/ Tubbs & Bartnick, P.A.
                                 Tubbs & Bartnick, P.A.
                                 Certified Public Accountants


Boca Raton, Florida
April 18, 1999

      2300 GLADES ROAD, SUITE 415E, BOCA RATON, FL  33431,
          TEL (561) 361-0330, FAX (561) 368-7720
         (Member - AICPA Division for CPA Firms)

               MAS Acquisition XII Corp.
             (A Development Stage Company)
                     Balance Sheet
                  As of March 31, 1999


                        Assets

Current assets:
  Total current assets                                       $   -

Other assets:
  Organization costs net of amortization of $45                    45
                                                              -------
     Total assets                                            $     45
                                                              =======
          Liabilities and Stockholders' Equity

Current liabilities:
  Total current liabilities                                  $    -

Stockholders' equity:
Preferred stock, $.001 par value
   20,000,000 shares authorized,
   none issued or outstanding                                     -
Common stock, $.001 par value,
   80,000,000 shares authorized,
   8,519,800 shares issued and
   outstanding                                                    111
   Deficit accumulated during the
    development stage                                             (66)
                                                              -------
     Total liabilities and stockholders' equity              $     45
                                                              =======





     Read the accompanying notes to the financial statements.

                      MAS Acquisition XII Corp.
                   (A Development Stage Company)
                     Statements of Operations
          For the Years Ended March 31, 1998 and 1999 and
   the Period From Inception (October 7, 1996) to March 31, 1999


                                      Year         Year        Inception
                                      Ended        Ended           to
                                     March 31,    March 31,     March 31,
                                       1998         1999          1999

Revenue                             $    -       $    -       $    -

Costs and expenses:
 General and Administrative                 18          30           66

   Net (loss)                       $      (18)  $     (30)   $     (66)

Per share information:

 Weighted average number
 of common shares
 outstanding                        8,508,250    8,514,025    8,512,100

 Basic (loss) per share             $   (.00)    $   (.00)    $    (.00)



Read the accompanying notes to the financial statements.

                       MAS Acquisition XII Corp.
                    (A Development Stage Company)
             Statement of Changes in Stockholders' Equity
       For the Period From (Inception) October 7, 1996, through
                           March 31, 1999

                                                    Deficit Accumulated
                                                         During the
                                Common Stock         Development Stage   Total
                              ----------------      -------------------- -----
                              Shares    Amount
                              ------    ------
Shares issued at inception
 for organization costs
 aggregating $90            8,500,000   $     90       $    -        $      90
Shares issued for
 services at $.001
 per share during
 January, 1997                    500          1                             1
Gift shares issued
 during March, 1997 at
 $.001 per share                7,750          8                             8
Net (loss) for the period        -          -                (18)          (18)
                            ---------    -------        --------      --------
Balance March 31, 1997      8,508,250         99             (18)           81
Net (loss) for the year          -          -                (18)          (18)
                            ---------    -------        --------      --------
Balance March 31, 1998      8,508,250         99             (36)           63
Shares issued for
 services at $.001
 per share during
 September, 1998                  750          1                             1
Gift shares issued
 during September, 1998 at
 $.001 per share               10,800         11                            11
Net (loss) for the year          -          -                (30)          (30)
                            ---------    -------        --------      --------
Balance March 31, 1999      8,519,800   $    111       $     (66)    $      45
                            =========    =======        ========      ========




Read the accompanying notes to the financial statements.

 MAS Acquisition XII Corp.
(A Development Stage Company)
Statements of Cash Flows
For the Years Ended March 31, 1998 and 1999, and the Period From Inception (October 7, 1996) to March 31, 1999

                                        Year         Year        Inception
                                        Ended        Ended           to
                                       March 31,    March 31,     March 31,
                                        1998         1999           1999
                                      -----------  -----------  -----------
Cash Flows From Operating Activities:
  Net (loss)                          $      (18)  $      (30)  $      (66)
Adjustments to reconcile net (loss)
 to net cash provided by (used in)
 operating activities:
  Amortization                                18           18           45
  Issuance of common stock for services                     1            2
  Gift shares issued                        -              11           19
                                       ---------    ---------    ---------
Net cash provided by (used in)
  operations                                -            -            -
                                       ---------    ---------    ---------
Cash flows from investing activities:
Net cash provided by (used in)
  investing activities                      -            -            -
                                       ---------    ---------    ---------
Cash flows from financing activities:
Net cash provided by (used in)
  financing activities                      -            -            -
                                       ---------    ---------    ---------
Net increase (decrease) in cash and
  cash equivalents                          -            -            -
                                       ---------    ---------    ---------
Beginning cash and cash equivalents         -            -            -
                                       ---------    ---------    ---------
Ending cash and cash equivalents      $     -      $     -      $     -
                                       =========    =========    =========

Supplemental disclosure of cash flow information:

 Cash paid for: Income taxes          $     -      $     -      $     -
                Interest              $     -      $     -      $     -

Supplemental schedule of non-cash investing and financing  activities:

 Common shares issued for organization
  costs                               $     -      $     -      $      90



Read the accompanying notes to the financial statements.

               MAS Acquisition XII Corp.
             (A Development Stage Company)
             Notes to Financial Statements
                 As of March 31, 1999

Note 1. SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company was incorporated on October 7, 1996, in the State of Indiana. The Company is in the development stage and its intent is to locate suitable business ventures to acquire. The Company has had no significant business activity to date and has chosen March 31, as a year end.

B. Cash and cash equivalents

Cash and cash equivalents consist of cash and other highly liquid debt instruments with an original maturity of less than three months.

C. Intangible assets

The cost of intangible assets is amortized using the straight line method over the estimated useful economic life (five years for organization costs). They are stated at cost less accumulated amortization. The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified in the periods presented.

D. Net loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

E. Use of estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

               MAS Acquisition XII Corp.
           (A Development Stage Company)
           Notes to Financial Statements
               As of March 31, 1998
                   (Continued)

Note 2. STOCKHOLDERS' EQUITY

At inception the Company issued 8,500,000 shares of its $.001 par value common stock to an officer as reimbursement of organization costs paid by the officer. Fair value used for this transaction of $90 is based upon the actual cost of incorporation.

During January, 1997 the Company issued 500 shares of its $.001 par value common stock to directors as compensation valued at $1.

During March, 1997 the Company issued 7,750 shares of its common stock to foreign citizens as a gift with an aggregate fair value of $8.

During September, 1998 the Company issued 750 shares of its $.001 par value common stock to directors as compensation valued at $1.

During September, 1998 the Company issued 10,800 shares of its common stock to foreign citizens as a gift with an aggregate fair value of $11.

Note 3. INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.

The Company's net operating loss carryforwards expire in 2011 through 2013.

EXHIBIT 3.0


  (SEAL)  ARTICLES OF INCORPORATION                    SUE ANNE GILROY
          State Form 4159 (R10 / 8-95)                SECRETARY OF STATE
          Approved by State Board of Accounts 1995   CORPORATIONS DIVISION

INSTRUCTIONS: Use 8 1/2" x 11" white paper for       Indiana Code 23-1-21-2
              inserts. Present original and two      FILING FEE: $90.00
              (2) copies to address in upper right
              corner of this form. Please TYPE or
              PRINT. Upon completion of filing,
              the Secretary of State will issue
              a receipt.


                          ARTICLES OF INCORPORATION

The undersigned, desiring to form a corporation (hereinafter referred to as "Corporation") pursuant to the provisions of:

V Indiana Business Corporation Law     _ Indiana Professional Corporation Act
As amended, executes the following       23-1.5-1-1, et seq. (Professional
Articles of Incorporation:               corporations must include
                                         Certificate of Registration.)

                   ARTICLE I - NAME AND PRINCIPAL OFFICE

Name of Corporation (the name must include the word "Corporation", "Incorporated", "Limited", "Company" or an abbreviation thereof.)

     MAS Acquisition XII Corp.

 Principal Office: The address of the principal office of the Corporation is:
Post office address                City               State         ZIP code

     1922 North Bedford Ave.          Evansville       IN             47711

                  ARTICLE II - REGISTERED OFFICE AND AGENT

  Registered Agent: The name and street address of the Corporation's Registered Agent and Registered Office for service of process are:
Name of Registered Agent

     Aaron Tsai

Address of registered Office      City                State         ZIP code
(street or building)

    1922 North Bedford Ave.          Evansville        IN             47711

                     ARTICLE III - AUTHORIZED SHARES

                                          20 million Preferred shares
   Number of shares the Corporation is    par value $0.001
                   authorized to issue:   80 million Common shares
                                          par value $0.001
          If there is more than one class of shares, shares with rights and preferences, list such information as "Exhibit A."

                      ARTICLE IV - INCORPORATORS
    [the name(s) and address(es) of the incorporators of the corporation]

   NAME          NUMBER AND STREET              CITY        STATE    ZIP CODE
                    OR BUILDING

 Aaron Tsai    1922 North Bedford Ave.        Evansville      IN      47711

 In Witness Whereof, the undersigned being all the incorporators of said Corporation execute these Articles of Incorporation and verify, subject to penalties of perjury, that the statements contained herein are true, this 26th day of September, 1996.
      ----       ----------    --

Signature  /s/Aaron Tsai         Printed name
                                 Aaron Tsai
Signature                        Printed name

Signature                        Printed name

This instrument was prepared by: (name)
   Aaron Tsai
Address (number, street, city and state)                ZIP Code
   1922 North Bedford Ave., Evansville IN                 47711

EXHIBIT 3.1

                            MAS Acquisition XII Corp.
                            (An Indiana Corporation)

                                    BYLAWS


ARTICLE ONE:  NAME AND OFFICES

1.01	Name.  The name of the Corporation is MAS Acquisition XII Corp., hereinafter referred to as the "Corporation"

1.02	Registered Office and Agent.  The Corporation shall establish, designate and maintain a registered office and agent in the State of Indiana. The registered office of the Corporation shall be at 1710 E. Division St., Evansville, Indiana 47711.

1.03	Change of Registered Office or Agent.  The Corporation may change its registered office or change its registered agent, or both, as the Board of Directors may from time to time determine.

1.04	Other Offices.  The Corporation may have offices at such places both within and without the State of Indiana, or within or without the United States and in any foreign countries as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE TWO:  SHAREHOLDERS

2.01	Place of Meetings.  All meetings of the Shareholders for the election of
Directors and for any other purpose may be held at such time and place, within or without the State of Indiana, as stated in the notice of the meeting or in a duly executed waiver of notice thereof.

2.02	Annual Meeting.  An annual meeting of the Shareholders for the election of
Directors and for the transaction of such other business as may properly come before the meeting shall be held each year on the first Monday in January, beginning in 1997, or such other date as may be selected by the Board of Directors from time to time. At the meeting, the Shareholders shall elect Directors and transact such other business as may properly be brought before the meeting.

2.03	Special Meeting.  Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, or by these Bylaws, may be called by the President, the Secretary, the Board of Directors, or the holders of not less than one tenth of all the shares entitled to vote at the meeting. Business transacted at a special meeting shall be confined to the subjects stated in the notice of the meeting.

2.04	Notice.  Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the person calling the meeting, to each Shareholder of record entitled to vote at the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

2.05	Voting List.  At least ten days before each meeting of Shareholders a complete list of the Shareholders entitled to vote at such meeting, arranged in alphabetical order and setting forth the address of each and the number of voting shares held by each, shall be prepared by the Officer or agent having charge of the stock transfer books. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any Shareholder during the whole time of the meeting.

2.06	Quorum.  The holders of a majority of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by statute, by the
Articles of Incorporation or by these Bylaws.  If a quorum is not present or represented at a meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.07	Majority Vote:  Withdrawal of Quorum.  When a quorum is present at any meeting, the vote of the holders of a majority of the shares having voting power, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes or of the Articles of Incorporation or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.08	Method of Voting.  Each outstanding share, regardless of class, shall be entitled to one vote on each matter subject to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation. The Board of Directors may, in the future, at their discretion, direct that voting be cumulative, according to any plan adopted by the Board. At any meeting of the Shareholders, every Shareholder having the right to vote may vote either in person or by proxy executed in writing by the Shareholder or by his duly authorized attorney-in-fact.

No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable or unless otherwise made irrevocable by law. Each proxy shall be filed with the Secretary of the Corporation prior to, or at the time of, the meeting. Voting for Directors shall be in accordance with Section 3.06 of these Bylaws. Any vote may be taken via voice or by show of hands unless someone entitled to vote objects, in which case written ballots shall be used. Cumulative voting is not prohibited.

2.09	Record Date:  Closing Transfer Books.  The Board of Directors may fix in
advance a record date for the purpose of determining Shareholders entitled to notice of, or to vote at, a meeting of Shareholders, such record date to be not less than ten nor more than sixty days prior to such meeting; or the Board of Directors may close the stock transfer books for such purpose for a period of not less than ten nor more than sixty days prior to such meeting. In the absence of any action by the Board of Directors, the date upon which the notice of the meeting is mailed shall be the record date.

2.10	Action Without Meeting.  Unless otherwise provided in the Certificate of
Incorporation, any action required to be taken at any annual or special meeting of Shareholders or any action which may be taken at any annual or special meeting of Shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

Such consent or consents shall have the same force and effect as the requisite vote of the Shareholders at a meeting. The signed consent or consents, or a copy or copies thereof, shall be placed in the minute book of the Corporation. Such consents may be signed in multiple counterparts, each of which shall constitute an original for all purposes, and all of which together shall constitute the requisite written consent or consents of the Shareholders, if applicable. A telegram, telex, cablegram, or similar transaction by a Shareholder, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Shareholder, shall be regarded as signed by the Shareholder for purposes of this Section 2.10.

2.11	Order of Business at Meetings.  The order of business at annual meetings, and so far as practicable at other meetings of Shareholders, shall be as follows unless changed by the Board of Directors:

	(a)	Call to order
	(b)	Proof of due notice of meeting
	(c)	Determination of quorum and, if necessary, examination of proxies
	(d)	Announcement of availability of voting list (See Bylaw 2.05)
	(e)	Announcement of distribution of annual reports (See Bylaw 8.03)
	(f)	Reading and disposing of minutes of last meeting of Shareholders
	(g)	Reports of Officers and committees, if deemed necessary
	(h)	Appointment of voting inspectors
	(I)	Unfinished business
	(j)	New business
	(k)	Nomination of Directors
	(l)	Opening of polls for voting
	(m)	Recess
	(n)	Reconvening; closing of polls
	(o)	Report of voting inspectors
	(p)	Other business
	(q)	Adjournment

ARTICLE THREE:  DIRECTORS

3.01	Management.  The business and affairs of the Corporation shall be managed by the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not, by statute or by the Articles of Incorporation or by these Bylaws, directed or required to be exercised or done by the Shareholders.

3.02	Number; Qualification; Election; Term.  The Board of Directors shall consist of not less than one member nor more than five members; provided however, the Board of Directors in effect as of the date of effectiveness of these Bylaws consists of three members. A Director need not be a Shareholder or resident of any particular state or country. The Directors shall be elected at the annual meeting of the Shareholders, except as provided in Bylaw 3.03 and
3.05. Each Director elected shall hold office until his successor is elected and qualified. Each person elected as a Director shall be deemed to have qualified unless he states his refusal to serve shortly after being notified of his election.

3.03	Change in Number.  The number of Directors may be increased or decreased from time to time by amendment to the Bylaws, but no decrease shall have the effect of shortening the term of any incumbent Director. Any directorship to be filled by reason of an increase in the number of Directors shall be filled by the Board of Directors for a term of office continuing only until the next election of one or more Directors by the Shareholders; provided that the Board of Directors may not fill more than two such directorships during the period between any two successive annual meetings of Shareholders.

3.04	Removal.  Any Director may be removed either for or without cause at any special or annual meeting of Shareholders by the affirmative vote of a majority, in number of shares, of the Shareholders present in person or by proxy at such meeting and entitled to vote for the election of such Director if notice of intention to act upon such matter is given in the notice calling such meeting.

3.05	Vacancies.  Any unfilled directorship position, or any vacancy occurring in the Board of Directors (by death, resignation, removal or otherwise), shall be filled by an affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors.

 A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, except that a vacancy occurring due to an increase in the number of Directors shall be filled in accordance with
Section 3.03 of these Bylaws.

3.06	Election of Directors.  Directors shall be elected by majority vote.

3.07	Place of Meeting.  Meetings of the Board of Directors, regular or special, may be held either within or without the State of Indiana.

3.08	First Meeting.  The first meeting of each newly elected Board of Directors shall be held without further notice immediately following the annual meeting of Shareholders, and at the same place, unless the Directors change such time or place by unanimous vote.

3.09	Regular Meetings.  Regular meetings of the Board of Directors may be held without notice at such time and place as determined by the Board of Directors.

3.10	Special Meetings.  Special meetings of the Board of Directors may be called by the President or by any Director on three days notice to each Director, given either personally or by mail or by telegram. Except as otherwise expressly provided by statute, or by the Articles of Incorporation, or by these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in a notice or waiver of notice.

3.11	Majority Vote.  At all meetings of the Board of Directors, a majority of the number of Directors then elected and qualified shall constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws.

	If a quorum is not present at a meeting of the Board of Directors, the Directors present thereat my adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

	Each Director who is present at a meeting will be deemed to have assented to any action taken at such meeting unless his dissent to the action is entered in the minutes of the meeting, or unless he files his written dissent thereto with the Secretary of the meeting or forwards such dissent by registered mail to the
Secretary of the Corporation immediately after such meeting.

3.12	Compensation.  By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance of each meeting of the Board of Directors, or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of any executive, special or standing committees established by the Board of Director, may, by resolution of the Board of Directors, be allowed like compensation and expenses for attending committee meetings.

3.13	Procedure.  The Board of Directors shall keep regular minutes of its proceedings.  The minutes shall be placed in the minute book of the Corporation.

3.14	Interested Directors, Officers and Shareholders.

	(a)  If Paragraph (b) is satisfied, no contract or other transaction between the Corporation and any of its Directors, Officers or Shareholders (or any
corporation or firm in which any of them are directly or indirectly interested)
shall be invalid solely because of such relationship or because of the presence of such Director, Officer or Shareholder at the meeting authorizing such contract or transaction, or his participation in such meeting or authorization.

	(b)  Paragraph (a) shall apply only if:

	(1)  The material facts of the relationship or interest of each such Director,
Officer or Shareholder are known or disclosed:

		(A)  To the Board of Directors and it nevertheless authorizes or ratifies the contract or transaction by a majority of the Directors present, each such interested Director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

		(B)  To the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for a quorum and voting purposes; or

	(2)  The contract or transaction is fair to the Corporation as of the time it is authorized or ratified by the Board of Directors, a committee of the Board or the Shareholders.

	(c) This provision shall not be construed to invalidate a contract or transaction which would be valid in the absence of this provision.

3.15	Certain Officers.  The President shall be elected from among the members of the Board of Directors.

3.16	Action Without Meeting.  Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all members of the Board of Directors. Such consent shall have the same force and effect as unanimous vote of the Board of Directors at a meeting. The signed consent, or a signed copy thereof, shall be placed in the minute book of the Corporation.
Such consents may be signed in multiple counterparts, each of which shall constitute an original for all purposes, and all of which together shall constitute the unanimous written consent of the Directors.

ARTICLE FOUR:  EXECUTIVE COMMITTEE

4.01	Designation.  The Board of Directors may, by resolution adopted by a majority of the whole Board, designate an Executive Committee from among its members.

4.02	Number; Qualification; Term.  The Executive Committee shall consist of one or more Directors. The Executive Committee shall serve at the pleasure of the Board of Directors.

4.03	Authority.  The Executive Committee shall have and may exercise the authority of the Board of Directors in the management of the business and affairs of the Corporation except where action of the full Board of Directors is required by statute or by the Articles of Incorporation, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it; except that the Executive Committee shall not have authority to amend the Articles of Incorporation; approve a plan of merger or consolidation; recommend to the Shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the Corporation other than in the usual and regular course of its business; recommend to the Shareholders the voluntary dissolution of the Corporation; amend, alter, or repeal the Bylaws of the Corporation or adopt new Bylaws for the Corporation; fill any vacancy in the Board of Directors or any other corporate committee; fix the compensation of any member of any corporate committee; alter or repeal any resolution of the Board of Directors; declare a dividend; or authorized the issuance of shares of the Corporation. Each Director shall be deemed to have assented to any action of the Executive Committee unless, within seven days after receiving actual or constructive notice of such action, he delivers his written dissent thereto to the Secretary of the Corporation.

4.04	Change in Number.  The number of Executive Committee members may be increased or decreased (but not below one) from time to time by resolution adopted by a majority of the Board of Directors.

4.05	Removal.  Any member of the Executive Committee may be removed by the
Board of Directors by the affirmative vote of a majority of the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby.

4.06	Vacancies.  A vacancy occurring in the Executive Committee (by death, resignation, removal or otherwise) shall be filled by the Board of Directors in the manner provided for original designation in Section 4.01 above.

4.07	Meetings.  Time, place and notice, if any, of Executive Committee meetings shall be as determined by the Executive Committee.

4.08	Quorum:  Majority Vote.  At meetings of the Executive Committee, a majority of the members shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of he Executive Committee, except as otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws. If a quorum is not present at a meeting of the Executive Committee, the members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

4.09	Compensation.  By resolution of the Board of Directors, the members of the Executive Committee may be paid their expenses, if any, of attendance at each meeting of the Executive Committee and may be paid a fixed sum for attendance at each meeting of the Executive Committee or a stated salary as a member thereof. No such payment shall preclude any member from serving the Corporation in any other capacity and receiving compensation therefor.

4.10	Procedure.  The  Executive Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The minutes of the proceedings of the Executive Committee shall be placed in the minute book of the Corporation.

4.11	Action Without Meeting.  Any action required or permitted to be taken at a meeting of the Executive Committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Executive Committee. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy thereof, shall be placed in the minute book. Such consents may be signed in multiple counterparts, each of which shall constitute an original for all purposes, and all of which together shall constitute the unanimous written consent of the Directors.

4.12	Responsibility.  The designation of an  Executive Committee and the delegation of authority to it shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

ARTICLE FIVE:  NOTICE

5.01	Method.  Whenever by statute or the Articles of Incorporation or these
Bylaws notice is required to be given to any Director or Shareholder and no provision is made as to how such notice shall be given, it shall not be construed to mean personal notice, but any such notice may be given:

	(a) in writing, by mail, postage prepaid, addressed to such Director or Shareholder at such address as appears on the books of the Corporation; or

	(b)	by any other method permitted by law.

Any notice required or permitted to be given by mail shall be deemed to be given at the time it is deposited in the United States mail.

5.02	Waiver.  Whenever, by statute or the Articles of Incorporation or these
Bylaws, notice is required to be given to a Shareholder or Director, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be equivalent to the giving of such notice. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting except where a Director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

5.03	Telephone Meetings.  Shareholders, Directors, or members of any committee, may hold any meeting of such Shareholders, Directors, or committee by means of conference telephone or similar communications equipment which permits all persons participating in the meeting to hear each other. Actions taken at such meeting shall have the same force and effect as a vote at a meeting in person.
The Secretary shall prepare a memorandum of the actions taken at conference telephone meetings.

ARTICLE SIX:  OFFICERS AND AGENTS

6.01	Number:  Qualification: Election:  Term.

	(a)  The Corporation shall have:

		(1)  A Chairman of the Board (should the Board of Directors so choose to select), a President, a Vice-President, a Secretary and a Treasurer, and

		(2)	Such other Officers (including one or more Vice-Presidents, and assistant
Officers and agents) as the Board of Directors authorizes from time to time.

	(b)  No Officer or agent need be a Shareholder, a Director or a resident of
Indiana except as provided in Sections 3.15 and 4.02 of these Bylaws.

	(c)  Officers named in Section 6.01(a)(1) above shall be elected by the Board of Directors on the expiration of an Officer's term or whenever a vacancy exists.  Officers and agents named in Section 6.01 (a)(2) may be elected by the
Board of Directors at any meeting.

	(d) Unless otherwise specified by the Board at the time of election or appointment, or in an employment contract approved by the Board, each Officer's and agent's term shall end at the first meeting of Directors after the next annual meeting of Shareholders. He shall serve until the end of his term or, if earlier, his death, resignation or removal.

	(e)  Any two or more offices may be held by the same person.

6.02 Removal and Resignation. Any Officer or agent elected or appointed by the Board of Directors may be removed with or without cause by a majority of the Directors at any regular or special meeting of the Board of Directors. Any Officer may resign at any time by giving written notice to the Board of Directors or to the President or Secretary.

	Any such resignation shall take effect upon receipt of such notice if no date is specified in the notice, or, if a later date is specified in the notice, upon such later date; and unless otherwise specified in the notice, the acceptance of such resignation shall not be necessary to make it effective. The removal of any Officer or agent shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights.

6.03	Vacancies.  Any vacancy occurring in any office of the Corporation
(by death, resignation, removal or otherwise) may be filled by the Board of Directors.

6.04	Authority.  Officers shall have full authority to perform all duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the Board of Directors from time to time not inconsistent with these Bylaws.

6.05	Compensation.  The compensation of Officers and agents shall be fixed from time to time by the Board of Directors.

6.06	Chairman of the Board.  The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and shall exercise and perform such other powers and duties as may be assigned to him by the Board of Directors or prescribed by the Bylaws.

6.07	Executive Powers.  The Chairman of the Board, if any, and the
President of the Corporation respectively, shall, in the order of their seniority, unless otherwise determined by the Board of Directors or otherwise are positions held by the same person, have general and active management of the business and affairs of the Corporation and shall see that all orders and resolutions of the Board are carried into effect.

	They shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe.
Within this authority and in the course of their respective duties the Chairman of the Board, if any, and the President of the Corporation, respectively, shall have the general authority to:

	(a) Conduct Meetings. Preside at all meetings of the Shareholders and at all meetings of the Board of Directors, and shall be ex official members of all the standing committees, including the Executive Committee, if any.

	(b) Sign Share Certificates. Sign all certificates of stock of the Corporation, in conjunction with the Secretary or Assistant Secretary, unless otherwise ordered by the Board of Directors.

	(c) Execute Instruments. When authorized by the Board of Directors or required by law, execute, in the name of the Corporation, deeds, conveyances, notices, leases, checks, drafts, bills of exchange, warrants, promissory notes, bonds, debentures, contracts, and other papers and instruments in writing, and unless the Board of Directors orders otherwise by resolution, make such contracts as the ordinary conduct of the Corporation's business requires.

	(d) Hire and Discharge Employees. Subject to the approval of the Board of Directors, appoint and remove, employ and discharge, and prescribe the duties and fix the compensation of all agents, employees and clerks of the Corporation other than the duly appointed Officers, and, subject to the direction of the Board of Directors, control all of the Officers, agents and employees of the Corporation.

6.08	Vice-Presidents.  The Vice-Presidents, if any, in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and have the authority and exercise the powers of the President. They shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the senior
Officers of the Corporation may from time to time delegate.

6.09	Secretary.  The Secretary shall attend all meetings of the Board of
Directors and all meetings of the Shareholders and record all votes and minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for the Executive Committee when required.
He shall:

	(a)  give, or cause to be given, notice of all meetings of the Shareholders and special meetings of the Board of Directors;

	(b) keep in safe custody the Seal of the Corporation and, when authorized by the Board of Directors or the Executive Committee, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of the Treasurer or an Assistant Secretary. He shall be under the supervision of the senior Officers of the Corporation;

	(c) perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

6.10	Assistant Secretaries.  The Assistant Secretaries, if any, in the
order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and have the authority and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

6.11	Treasurer.  The Treasurer shall:

	(a) have the custody of the corporate funds and securities and shall keep full and accurate accounts of all income, expense, receipts and disbursement of the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

	(b) disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and

	(c) render to the senior Officers of the Corporation and Directors, at the regular meeting of the Board, or whenever they may request it, accounts of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, he shall:

	(a) give the Corporation a bond in such form, in such sum, and with such surety or sureties as satisfactory the Board, for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

	(b) perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

6.12	Assistant Treasurers.  The Assistant Treasurers, if any, in the
order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

ARTICLE SEVEN:  CERTIFICATE AND TRANSFER REGULATIONS

7.01	Certificates.  Certificates in such form as may be determined by the Board of Directors shall be delivered, representing all shares to which Shareholders are entitled. Certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall state on the face thereof that the Corporation is organized under the laws of the State of Indiana, the holder's name, the number and class of shares, the par value of such shares or a statement that such shares are without par value, and such other matters as may be required by law.

	They shall be signed by the President or a vice-president and either the Secretary or Assistant Secretary or such other Officer or Officers as the Board of Directors designates, and may be sealed with the Seal of the Corporation or a facsimile thereof. If any certificate is countersigned by a transfer agent, or an assistant transfer agent, or registered by a registrar (either of which is other than the Corporation or an employee of the Corporation), the signature of any such Officer may be a facsimile thereof. If any certificate is countersigned by a transfer agent, or an assistant transfer agent, or registered by a registrar (either of which is other than the Corporation or an employee of the Corporation), the signature of any such Officer may be a facsimile thereof.

7.02	Issuance of Certificates.  Shares both treasury and authorized but unissued may be issued for such consideration (not less than par value) and to such persons as the Board of Directors determines from time to time. Shares may not be issued until the full amount of the consideration, fixed as provided by law, has been paid. In addition, Shares shall not be issued or transferred until such additional conditions and documentation as the Corporation (or its transfer agent, as the case may be) shall reasonably require, including without limitation, the surrender of such stock certificate or certificates of proper evidence of succession, assignment or other authority to obtain transfer thereof, as the circumstances may require, and such legal opinions with reference to the requested transfer as shall be required by the Corporation (or its transfer agent) pursuant to the provisions of these Bylaws and applicable law, shall have been satisfied.

7.03	Legends on Certificates.

	(a) Shares in Classes or Series. If the Corporation is authorized to issue shares of more than one class, the certificates shall set forth, either on the face or back of the certificate, a full or summary statement of all of the designations, preferences, limitations relative rights of the shares of such class and, if the Corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences of the shares of each such series so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series. In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any shareholder without charge upon written request to the Corporation at its principal place of business or registered office and that copies of the information are on file in the office of the Secretary of State.

	(b) Restriction on Transfer. Any restrictions imposed by the Corporation on the sale or other disposition of its shares and on the transfer thereof may be copied at length or in summary form on the face, or so copied on the back and referred to on the face, of each certificate representing shares to which the restriction applies. The certificate may, however, state on the face or back that such a restriction exists pursuant to a specified document and that the Corporation will furnish a copy of the document to the holder of the certificate without charge upon written request to the Corporation at its principal place of business, or refer to such restriction in any other manner permitted by law.

	(c) Preemptive Rights. Any preemptive rights of a Shareholder to acquire unissued or treasury shares of the Corporation which are or may at any time be limited or denied by the Articles of Incorporation may be set forth at length on the face or back of the certificate representing shares subject thereto. In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any Shareholder without charge upon written request to the Corporation at its principal place of business and that a copy of such information is on file in the office of the Secretary of State, or refer to such denial of preemptive rights in any other manner permitted by law.

	(d) Unregistered Securities. Any security of the Corporation, including, among others, any certificate evidencing shares of the Common Stock or warrants to purchase Common Stock of the Corporation, which is issued to any person without registration under the Securities Act of 1933, as amended, or the securities laws of any state, shall not be transferable until the Corporation has been furnished with a legal opinion of counsel with reference thereto, satisfactory in form and content to the Corporation and its counsel, if required by the Corporation, to the effect that such sale, transfer or pledge does not involve a violation of the Securities Act of 1933, as amended, or the securities laws of any state having jurisdiction. The certificate representing the security shall bear substantially the following legend:

	"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED UNLESS SUCH OFFER, SALE OR TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE BLUE SKY LAWS. ANY OFFER, SALE OR TRANSFER OF THESE SECURITIES MAY NOT BE MADE WITHOUT THE PRIOR WRITTEN APPROVAL OF
 THE CORPORATION".

7.04	Payment of Shares.

	(a) Kind. The consideration for the issuance of shares shall consist of money paid, labor done (including services actually performed for the Corporation) or property (tangible or intangible) actually received. Neither promissory notes nor the promise of future services shall constitute payment for shares.

	(b) Valuation. In the absence of fraud in the transaction, the judgment of the Board of Directors as to the value of consideration received shall be conclusive.

	(c) Effect. When consideration, fixed as provided by law, has been paid, the shares shall be deemed to have been issued and shall be considered fully paid and nonassessable.

	(d) Allocation of Consideration. The consideration received for shares shall be allocated by the Board of Directors, in accordance with law, between Stated Capital and Capital Surplus accounts.

7.05	Subscriptions.  Unless otherwise provided in the subscription agreement, subscriptions for shares shall be paid in full at such time or in such installments and at such times as determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same series. In case of default in the payment on any installment or call when payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due to the Corporation.

7.06	Lien.  For any indebtedness of a Shareholder to the Corporation, the Corporation shall have a first and prior lien on all shares of its stock owned by him and on all dividends or other distributions declared thereon.

7.07	Lost, Stolen or Destroyed Certificates.  The Corporation shall issue a new certificate in place of any certificate for shares previously issued if the registered owner of the certificate.

	(a) Claim. Submits proof in affidavit form that it has been lost, destroyed or wrongfully taken; and

	(b) Timely Request. Requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;
and

	(c) Bond. Gives a bond in such form, and with such surety or sureties, with fixed or open penalty, if the Corporation so requires, to indemnify the Corporation (and its transfer agent and registrar, if any) against any claim that may be made on account of the alleged loss, destruction, or theft of the certificate; and

	(d) Other Requirements. Satisfies any other reasonable requirements imposed by the Corporation.

When a certificate has been lost, apparently destroyed or wrongfully taken, and the holder of record fails to notify the Corporation within a reasonable time after he has notice of it, and the Corporation registers a transfer of the shares represented by the certificate before receiving such notification, the holder of record shall be precluded from making any claim against the Corporation for the transfer or for a new certificate.

7.08	Registration of Transfer.  The Corporation shall register the transfer of a certificate for shares presented to it for transfer if:

	(a) Endorsement. The certificate is properly endorsed by the registered owner or by his duly authorized attorney; and

	(b) Guaranty and Effectiveness of Signature. If required by the Corporation, the signature of such person has been guaranteed by a national banking association or member of the New York Stock Exchange, and reasonable assurance is given that such endorsements are effective; and

	(c) Adverse Claims. The Corporation has no notice of an adverse claim or has discharged any duty to inquire into such a claim; and

	(d) Collection of Taxes. Any applicable law relating to the collection of taxes has been complied with.

7.09	Registered Owner.  Prior to due presentment for registration of transfer of a certificate for shares, the Corporation may treat the registered owner or holder of a written proxy from such registered owner as the person exclusively entitled to vote, to receive notices and otherwise exercise all the rights and powers of a Shareholder.

7.10	Preemptive Rights.  No Shareholder or other person shall have any preemptive rights of any kind to acquire additional, unissued or treasury shares of the Corporation, or securities of the Corporation convertible into, or carrying rights to subscribe to or acquire, shares of any class or series of the Corporation's capital stock, unless, and to the extent that, such rights may be expressly granted by appropriate action.

ARTICLE EIGHT:  GENERAL PROVISIONS

8.01	Dividends and Reserves.

	(a) Declaration and Payment. Subject to statute and the Articles of Incorporation, dividends may be declared by the Board of Directors at any regular or special meeting and may be paid in cash, in property or in shares of the Corporation. The declaration and payment shall be at the discretion of the Board of Directors.

	(b) Record Date. The Board of Directors may fix in advance a record date for the purpose of determining Shareholders entitled to receive payment of any dividend, such record date to be not more than sixty days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than sixty days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such dividend shall be the record date.

	(c)	Reserves.  By resolution, the Board of Directors may create such reserve or reserves out of the Earned Surplus of the Corporation as the Directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for any other purpose they think beneficial to the Corporation. The Directors may modify or abolish any such reserve in the manner in which it was created.

8.02	Books and Records.  The Corporation shall keep correct and
complete books and records of account and shall keep minutes of the proceedings of its Shareholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its Shareholders, giving the names and addresses of all Shareholders and the number and class of the shares held by each.

8.03	Annual Reports.  The Board of Directors shall cause such reports to be mailed to Shareholders as the Board of Directors deems to be necessary or desirable from time to time.

8.04	Checks and Notes.  All checks or demands for money and notes of the Corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors designates from time to time.

8.05	Fiscal Year.  The fiscal year of the Corporation shall be the calendar year.

8.06	Seal.  The Corporation Seal (of which there may be one or more examples) may contain the name of the Corporation and the name of the state of incorporation. The Seal may be used by impressing it or reproducing a facsimile of it, or otherwise. Absence of the Corporation Seal shall not affect the validity or enforceability or any document or instrument.

8.07	Indemnification.

	(a) The Corporation shall have the right to indemnify, to purchase indemnity insurance for, and to pay and advance expenses to, Directors, Officers and other persons who are eligible for, or entitled to, such indemnification, payments or advances, in accordance with and subject to the provisions of Indiana law, to the extent such indemnification, payments or advances are either expressly required by such provisions or are expressly authorized by the Board of Directors within the scope of such provisions. The right of the Corporation to indemnify such persons shall include, but not limited to, the authority of the Corporation to enter into written agreements for indemnification with such persons.

	(b) To the fullest extent permitted by, and in the manner permissible under the laws of the State of Indiana, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit, or proceeding by reason of the fact that he/she is or was an employee of the Corporation. A Director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the Director's capacity as a Director, except that this provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for:

		(1) a breach of the Director's duty of loyalty to the Corporation or its shareholders;

		(2)  an act or omission not in good faith that constitutes a breach of duty of the Director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

		(3) a transaction from which the Director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office; or

		(4) an act or omission for which the liability of a Director is expressly provided by an applicable statute.

8.08	Amendment of Bylaws.  These Bylaws may be altered, amended or repealed at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the Directors present thereat, provided notice of the proposed alteration, amendment, or repeal is contained in the notice of such meeting.

8.09	Construction.  Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall include the plural, and conversely. If any portion of these Bylaws are ever finally determined to be invalid or inoperative, then, so far as is reasonable and possible:

	(a)  The remainder of these Bylaws shall be valid and operative; and

	(b) Effect shall be given to the intent manifested by the portion held invalid or inoperative.

8.10	Table of Contents; Headings.  The table of contents and headings are for organization, convenience and clarity. In interpreting these Bylaws, they shall be subordinated in importance to the other written material.

Signed for Identification,

MAS Acquisition XII Corp.
An Indiana Corporation



BY: /s/ Aaron Tsai
    ___________________________________________
    Its:  Chairperson of the Board of Directors

EXHIBIT 4.0

            Specimen Common Stock Certificate

NUMBER          					SHARES


                   MAS Acquisition XII Corp.
    INCORPORATED UNDER THE LAWS OF THE STATE OF INDIANA

PAR VALUE $0.001
COMMON STOCK


THIS CERTIFIES THAT


is the owner of

   FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK PAR VALUE OF
     $0.001 EACH OF

                   MAS Acquisition XII Corp.

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed.

   Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED:
                            MAS
                        ACQUISITION
                         XII CORP.
                       --------------
                       CORPORATE SEAL
                       --------------
     PRESIDENT            INDIANA                        SECRETARY

  The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

 TEN COM - as tenants in common    UNIF GIFT MIN ACT - _____ Custodian ______
 TEN ENT - as tenants by the entireties                (Cust)          (Minor)
 JT TEN(J/T) - as joint tenants with right of    under Uniform Gifts to Minors
                 survivorship and not as tenants    Act ______________________
                 in common                                    (State)
     Additional abbreviations may also be used though not in the above list.


For Value Received ___________________________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
       IDENTIFYING NUMBER OF ASSIGNEE

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________
PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE
_______________________________________________________________________________

_______________________________________________________________________________

__________________________________________________________________________Shares
of the Capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ________________________________________________________________Attorney
to transfer the said Stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated _________________________
                                        X_______________________________________

SIGNATURE GUARANTEE                      _______________________________________
(BY BANK, BROKER, CORPORATE OFFICER)     NOTICE: THE SIGNATURE TO THIS AGREEMENT
                                         MUST CORRESPOND WITH THE NAME AS
                                         WRITTEN UPON THE FACE OF THE
                                         CERTIFICATE, IN EVERY PARTICULAR,
                                         WITHOUT ALTERATION OR ENLARGEMENT, OR
                                         ANY CHANGE WHATEVER.

EXHIBIT 24


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 10-SB of our report dated April 5, 1999 relating to the financial statements of MAS Acquisition XII Corp. as of March 31, 1999.

                                       /s/ Tubbs & Bartnick, P.A.
                                           Tubbs & Bartnick, P.A.
                                           Certified Public Accountants



April 22, 1999
Boca Raton, Florida

EXHIBIT 99

                          Multi Access Systems, Inc.

            1103 Landing Meadows Dr., Henderson, Kentucky 42420
--------------------------------------------------------------------------------

                            SUBSCRIPTION AGREEMENT

     THE UNDERSIGNED hereby subscribes to receive 100 Shares of Common Stock (the "Shares") of each of the companies on the following list, as a gift. In this regard, the total Shares is valued at an undetermined amount:

(List of various companies including the Company MAS Acquisition XII Corp.)

REPRESENTATION BY THE SUBSCRIBER:

1. The Subscriber / Purchaser hereby certify that he or she is not a U.S. person and is not acquiring the Securities for the account or benefit of a U.S. person other than persons who purchased Securities in transactions exempt from the registration requirements of the Securities Act;

2. The Subscriber / Purchaser also agrees only to sell the Securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation;

3. The Securities being acquired are "Restricted Securities" as that term is defined in Rule 144 of the Rules and Regulations adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and not with a view to the distribution thereof by public sale or other disposition. The Subscriber does not intend to subdivide Subscriber's acquisition with anyone;

4. The Subscriber understands and acknowledges that the Company did not make any determination as to the value of the Shares;

5. The Subscriber understands that it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and therefore, cannot be sold unless it is subsequently registered under the Act and any state securities laws, or unless exemption from such registrations are available;

6. The Subscriber understands that the Company will refuse to register any transfer of Securities not made in accordance with the provisions of the Regulation. The Subscriber agrees that all certificates representing Securities will contain the following legend or a substantial equivalent:

"The securities represented by the Certificate have not been registered under the Securities Act of 1933 (the "Act") and are "Restricted Securities" as that item is defined in Rule 144 under the Act. The share(s) may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or an exemption from registration, the availability of which is to be established to the satisfaction of the Company";

7. The Subscriber agrees that a stop transfer order prohibiting the transfer of the Securities will be placed by the Company with its transfer agent, when and if the shares are issued;

8. The Subscriber acknowledges and hereby agrees that the Company is under no obligation to register or qualify the Securities under the Securities Act of 1933, as amended, and the rules and regulations adopted thereunder;

9. The Subscriber understands and hereby agrees that the Company will comply with all valid, applicable Federal and State securities regulations which may require, among other things, that the Subscriber escrow the Securities;

10. The Subscriber represents and warrants that in connection with the acquisition of the Securities, the Subscriber has had made available or accessible to (it)(his)(her), by the Company and its officers and directors, all information which it has deemed material to making an informed investment decision to acquire the Securities prior to (its)(his)(her) subscription in the Securities;

11. The Subscriber represents and warrants that it has not acted as a Purchaser Representative for any person in connection with this purchase of Securities by the Subscriber;

12. Indemnification

The Subscriber recognizes that the sale and distribution of the Securities to him will be based upon his representations and warranties set forth above and on other written information supplied by the Subscriber to the Company. The Subscriber agrees to indemnify and to hold harmless the Company, and its affiliates from and against any and all loss, damage, liability or expense, including costs and reasonable attorney's fees, arising out of or based upon any false representation or warranty made by the Subscriber in this Subscription Agreement and/or any failure by the Subscriber to fulfill any covenants or agreements set forth herein or in the other documents executed and delivered by him in connection with this transaction.

The Undersigned requests that the Securities be registered in the name of the Undersigned at the address below,

Please type or print the following information:

Name:

______________________________________________________________________
Full name of Subscriber as it should appear on schedule of Corporation

Address:_____________________________________

        _____________________________________

        _________________   _________________   _________________
        City                Country             Zip Code

Intending to be legally bound, the parties hereto have set their hands on this ___ day of _____, 1998.


_______________________________________   _____________________________
Hsiu Yuan Tsai			          (Signature of Subscriber)
President of Multi Access Systems, Inc.

                                          _____________________________
                                          (Print Name of Subscriber)